SCIVAC THERAPEUTICS INC..

(“SciVac”)

OFFICER’S CERTIFICATE

TO:	The Canadian Securities Regulatory Authorities in each of the Provinces of Canada

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Curtis Lockshin, Chief Executive Officer of SciVac, hereby certifies for and on behalf of SciVac and not in his personal capacity, intending that the same may be relied upon by you without further enquiry, that:

(a)	SciVac has arranged to have proxy-related materials for the Annual General and Special Meeting of shareholders of SciVac to be held on September 29, 2015 (the “Meeting”), sent in compliance with sections 2.9 and 2.12 of NI 54-101;

(b)	SciVac has carried out, or has arranged to have carried out, all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	SciVac is relying upon section 2.20 of NI 54-101 with respect to the abridgement of time set forth in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED as of September 1, 2015.

/s/ Curtis Lockshin
Curtis Lockshin
Chief Executive Officer